Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended June 30, 2011

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND
COMPREHENSIVE INCOME (unaudited)

For the period ended June 30,		Three Months Ended		Six Months Ended
($ millions, except per share amounts)		2011	2010	2011	2010

Gross Sales	(Note 1)	4,085	3,217	7,716	6,550
Less: Royalties		76	123	207	234
Revenues		4,009	3,094	7,509	6,316
Expenses	(Note 1)
Purchased product		2,268	1,897	4,211	3,662
Transportation and blending		321	291	679	582
Operating		310	325	680	664
Production and mineral taxes		10	6	18	18
(Gain) loss on risk management	(Note 22)	(272)	(113)	(18)	(375)
		1,372	688	1,939	1,765
Depreciation, depletion and amortization		288	331	594	660
		1,084	357	1,345	1,105
General and administrative		55	61	168	110
Finance costs	(Note 5)	106	121	223	246
Interest income	(Note 6)	(31)	(37)	(63)	(75)
Foreign exchange (gain) loss, net	(Note 7)	(6)	28	(29)	1
(Gain) loss on divestiture of assets	(Note 14)	(3)	(14)	(3)	(14)
Other (income) loss, net		1	-	-	(1)
Earnings Before Income Tax		962	198	1,049	838
Income tax expense	(Note 8)	307	15	347	130
Net Earnings		655	183	702	708
Other Comprehensive Income (Loss), Net of Tax
Foreign Currency Translation Adjustment		(4)	55	(27)	18
Comprehensive Income		651	238	675	726

Net Earnings per Common Share	(Note 23)
Basic		0.87	0.24	0.93	0.94
Diluted		0.86	0.24	0.93	0.94

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	For the period ended June 30, 2011

CONSOLIDATED BALANCE SHEETS (unaudited)

As at ($ millions)		June 30, 2011	December 31, 2010	January 1, 2010 (Note 25)

Assets
Current Assets
Cash and cash equivalents		245	300	155
Accounts receivable and accrued revenues		1,107	1,059	982
Income tax receivable		30	31	40
Current portion of Partnership Contribution Receivable	(Note 10)	344	346	345
Inventories	(Note 11)	1,067	880	875
Risk management	(Note 22)	128	163	60
Assets held for sale	(Note 9)	65	65	-
		2,986	2,844	2,457
Property, Plant and Equipment, net	(Notes 1,12)	13,127	12,627	12,049
Exploration and Evaluation Assets	(Notes 1,13)	781	713	580
Partnership Contribution Receivable	(Note 10)	1,906	2,145	2,621
Risk Management	(Note 22)	39	43	1
Other Assets	(Note 15)	107	281	192
Goodwill		1,132	1,132	1,146
Deferred Income Taxes		-	55	3
Total Assets		20,078	19,840	19,049

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,782	1,843	1,605
Income tax payable		224	154	-
Current portion of Partnership Contribution Payable	(Note 10)	342	343	340
Short-term borrowings	(Note 16)	86	-	-
Risk management	(Note 22)	85	163	70
Liabilities related to assets held for sale	(Note 9)	8	7	-
		2,527	2,510	2,015
Long-Term Debt	(Note 17)	3,331	3,432	3,656
Partnership Contribution Payable	(Note 10)	1,936	2,176	2,650
Risk Management	(Note 22)	12	10	4
Decommissioning Liabilities	(Note 18)	1,449	1,399	1,185
Other Liabilities	(Note 19)	182	346	246
Deferred Income Taxes		1,810	1,572	1,484
		11,247	11,445	11,240
Shareholders’ Equity		8,831	8,395	7,809
Total Liabilities and Shareholders’ Equity		20,078	19,840	19,049

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended June 30, 2011

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited)

($ millions)	Share Capital (Note 20)	Paid in Surplus	Retained Earnings	AOCI	*	Total

Balance as at January 1, 2010	3,681	4,083	45	-		7,809
Net earnings	-	-	708	-		708
Common shares issued under option plans	9	-	-	-		9
Dividends on common shares	-	-	(300)	-		(300)
Other comprehensive income (loss)	-	-	-	18		18
Balance as at June 30, 2010	3,690	4,083	453	18		8,244

Balance as at December 31, 2010	3,716	4,083	525	71		8,395
Net earnings	-	-	702	-		702
Common shares issued under option plans	52	-	-	-		52
Dividends on common shares	-	-	(302)	-		(302)
Stock-based compensation expense	-	11	-	-		11
Other comprehensive income (loss)	-	-	-	(27)		(27)
Balance as at June 30, 2011	3,768	4,094	925	44		8,831

*Accumulated Other Comprehensive Income

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended June 30, 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended June 30,		Three Months Ended		Six Months Ended
($ millions)		2011	2010	2011	2010

Operating Activities
Net earnings		655	183	702	708
Depreciation, depletion and amortization		288	331	594	660
Deferred income taxes	(Note 8)	294	-	293	100
Unrealized (gain) loss on risk management	(Note 22)	(309)	(22)	(41)	(259)
Unrealized foreign exchange (gain) loss	(Note 7)	(26)	31	(62)	(1)
(Gain) loss on divestiture	(Note 14)	(3)	(14)	(3)	(14)
Unwinding of discount on decommissioning liabilities	(Notes 5,18)	19	18	37	40
Other		21	10	112	24
		939	537	1,632	1,258
Net change in other assets and liabilities		(16)	(13)	(45)	(28)
Net change in non-cash working capital		(154)	(53)	(187)	61
Cash From Operating Activities		769	471	1,400	1,291

Investing Activities
Capital expenditures – property, plant and equipment	(Note 12)	(401)	(419)	(905)	(838)
Capital expenditures – exploration and evaluation assets	(Note 13)	(77)	(59)	(302)	(131)
Proceeds from divestiture of assets	(Note 14)	6	72	8	144
Net change in investments and other		(12)	-	(22)	2
Net change in non-cash working capital		(108)	(62)	(55)	(17)
Cash (Used in) Investing Activities		(592)	(468)	(1,276)	(840)

Net Cash Provided (Used) before Financing Activities		177	3	124	451

Financing Activities
Net issuance (repayment) of short-term borrowings		(166)	164	84	164
Net issuance (repayment) of revolving long-term debt		-	-	-	(58)
Issuance of common shares		7	2	38	7
Dividends on common shares	(Note 23)	(151)	(150)	(302)	(300)
Cash From (Used in) Financing Activities		(310)	16	(180)	(187)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	(7)	1	(10)
Increase (Decrease) in Cash and Cash Equivalents		(134)	12	(55)	254
Cash and Cash Equivalents, Beginning of Period		379	397	300	155
Cash and Cash Equivalents, End of Period		245	409	245	409

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States (“U.S.”).

Cenovus began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana and the other an oil company, Cenovus.  In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.

Cenovus was incorporated under the Canada Business Incorporation Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges.  The executive and registered office is located at #4000, 421 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 0M5. Information on the Company’s basis of presentation for these financial statements is found in Note 2.

The Company’s reportable segments are as follows:

•      Oil Sands, which consists of Cenovus’s producing bitumen assets at Foster Creek and Christina Lake, heavy oil assets at Pelican Lake, new resource play assets such as Narrows Lake, Grand Rapids and Telephone Lake, and the Athabasca natural gas assets. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•      Conventional, which includes the development and production of conventional crude oil, natural gas and NGLs in Alberta and Saskatchewan, notably the carbon dioxide sequestration project at Weyburn, and the Bakken and Lower Shaunavon crude oil properties.

•      Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by ConocoPhillips. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•      Corporate and Eliminations, which primarily includes unrealized gains or losses recorded on derivative financial instruments, gains or losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities.  As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.  Capital expenditures are summarized at the end of the note.

Cenovus Energy Inc.	6	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations (For the Three Months Ended June 30,)

	Oil Sands		Conventional		Refining and Marketing
	2011	2010	2011	2010	2011	2010

Gross Sales	784	695	591	541	2,725	2,019
Less: Royalties	24	78	52	45	-	-
Revenues	760	617	539	496	2,725	2,019
Expenses
Purchased product	-	-	-	-	2,283	1,935
Transportation and blending	285	258	36	33	-	-
Operating	95	94	105	116	109	116
Production and mineral taxes	-	-	10	6	-	-
(Gain) loss on risk management	41	(4)	(12)	(75)	8	(12)
Operating Cash Flow	339	269	400	416	325	(20)
Depreciation, depletion and amortization	75	97	185	203	18	21
Segment Income (Loss)	264	172	215	213	307	(41)

			Corporate and Eliminations		Consolidated
			2011	2010	2011	2010

Gross Sales			(15)	(38)	4,085	3,217
Less: Royalties			-	-	76	123
Revenues			(15)	(38)	4,009	3,094
Expenses
Purchased product			(15)	(38)	2,268	1,897
Transportation and blending			-	-	321	291
Operating			1	(1)	310	325
Production and mineral taxes			-	-	10	6
(Gain) loss on risk management			(309)	(22)	(272)	(113)
			308	23	1,372	688
Depreciation, depletion and amortization			10	10	288	331
Segment Income (Loss)			298	13	1,084	357
General and administrative			55	61	55	61
Finance costs			106	121	106	121
Interest income			(31)	(37)	(31)	(37)
Foreign exchange (gain) loss, net			(6)	28	(6)	28
(Gain) loss on divestiture			(3)	(14)	(3)	(14)
Other (income) loss, net			1	-	1	-
			122	159	122	159
Earnings Before Income Tax					962	198
Income tax expense					307	15
Net Earnings					655	183

Cenovus Energy Inc.	7	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Product Information (For the Three Months Ended June 30,)

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	766	672	381	292	1,147	964
Less: Royalties	25	76	49	42	74	118
Revenues	741	596	332	250	1,073	846
Expenses
Transportation and blending	284	257	28	23	312	280
Operating	91	89	51	57	142	146
Production and mineral taxes	-	-	7	8	7	8
(Gain) loss on risk management	45	3	28	1	73	4
Operating Cash Flow	321	247	218	161	539	408

	Natural Gas
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	16	17	208	246	224	263
Less: Royalties	(1)	2	3	3	2	5
Revenues	17	15	205	243	222	258
Expenses
Transportation and blending	1	1	8	10	9	11
Operating	4	4	53	59	57	63
Production and mineral taxes	-	-	3	(2)	3	(2)
(Gain) loss on risk management	(4)	(7)	(40)	(76)	(44)	(83)
Operating Cash Flow	16	17	181	252	197	269

	Other
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	2	6	2	3	4	9
Less: Royalties	-	-	-	-	-	-
Revenues	2	6	2	3	4	9
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	-	1	1	-	1	1
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	2	5	1	3	3	8

	Total
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	784	695	591	541	1,375	1,236
Less: Royalties	24	78	52	45	76	123
Revenues	760	617	539	496	1,299	1,113
Expenses
Transportation and blending	285	258	36	33	321	291
Operating	95	94	105	116	200	210
Production and mineral taxes	-	-	10	6	10	6
(Gain) loss on risk management	41	(4)	(12)	(75)	29	(79)
Operating Cash Flow	339	269	400	416	739	685

Cenovus Energy Inc.	8	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations (For the Six Months Ended June 30,)

	Oil Sands		Conventional		Refining and Marketing
	2011	2010	2011	2010	2011	2010

Gross Sales	1,586	1,421	1,164	1,243	5,007	3,948
Less: Royalties	108	139	99	95	-	-
Revenues	1,478	1,282	1,065	1,148	5,007	3,948
Expenses
Purchased product	-	-	-	-	4,252	3,724
Transportation and blending	606	509	73	73	-	-
Operating	213	187	230	219	237	259
Production and mineral taxes	-	-	18	18	-	-
(Gain) loss on risk management	61	2	(51)	(106)	13	(12)
Operating Cash Flow	598	584	795	944	505	(23)
Depreciation, depletion and amortization	161	189	380	410	34	45
Segment Income (Loss)	437	395	415	534	471	(68)

			Corporate and Eliminations		Consolidated
			2011	2010	2011	2010

Gross Sales			(41)	(62)	7,716	6,550
Less: Royalties			-	-	207	234
Revenues			(41)	(62)	7,509	6,316
Expenses
Purchased product			(41)	(62)	4,211	3,662
Transportation and blending			-	-	679	582
Operating			-	(1)	680	664
Production and mineral taxes			-	-	18	18
(Gain) loss on risk management			(41)	(259)	(18)	(375)
			41	260	1,939	1,765
Depreciation, depletion and amortization			19	16	594	660
Segment Income (Loss)			22	244	1,345	1,105
General and administrative			168	110	168	110
Finance costs			223	246	223	246
Interest income			(63)	(75)	(63)	(75)
Foreign exchange (gain) loss, net			(29)	1	(29)	1
(Gain) loss on divestiture			(3)	(14)	(3)	(14)
Other (income) loss, net			-	(1)	-	(1)
			296	267	296	267
Earnings Before Income Tax					1,049	838
Income tax expense					347	130
Net Earnings					702	708

Cenovus Energy Inc.	9	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Product Information (For the Six Months Ended June 30,)

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	1,550	1,371	737	643	2,287	2,014
Less: Royalties	107	133	93	86	200	219
Revenues	1,443	1,238	644	557	2,087	1,795
Expenses
Transportation and blending	605	508	55	49	660	557
Operating	198	172	114	103	312	275
Production and mineral taxes	-	-	12	15	12	15
(Gain) loss on risk management	69	12	37	3	106	15
Operating Cash Flow	571	546	426	387	997	933

	Natural Gas
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	30	42	422	593	452	635
Less: Royalties	1	6	6	9	7	15
Revenues	29	36	416	584	445	620
Expenses
Transportation and blending	1	1	18	24	19	25
Operating	13	12	114	115	127	127
Production and mineral taxes	-	-	6	3	6	3
(Gain) loss on risk management	(8)	(10)	(88)	(109)	(96)	(119)
Operating Cash Flow	23	33	366	551	389	584

	Other
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	6	8	5	7	11	15
Less: Royalties	-	-	-	-	-	-
Revenues	6	8	5	7	11	15
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	2	3	2	1	4	4
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	4	5	3	6	7	11

	Total
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	1,586	1,421	1,164	1,243	2,750	2,664
Less: Royalties	108	139	99	95	207	234
Revenues	1,478	1,282	1,065	1,148	2,543	2,430
Expenses
Transportation and blending	606	509	73	73	679	582
Operating	213	187	230	219	443	406
Production and mineral taxes	-	-	18	18	18	18
(Gain) loss on risk management	61	2	(51)	(106)	10	(104)
Operating Cash Flow	598	584	795	944	1,393	1,528

Cenovus Energy Inc.	10	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Geographic Information

The Refining and Marketing segment operates in both Canada and the U.S. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business.

(For the Three Months Ended June 30,)

	Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	448	409	2,277	1,610	2,725	2,019
Less: Royalties	-	-	-	-	-	-
Revenues	448	409	2,277	1,610	2,725	2,019
Expenses
Purchased product	440	402	1,843	1,533	2,283	1,935
Operating	5	6	104	110	109	116
(Gain) loss on risk management	-	(3)	8	(9)	8	(12)
Operating Cash Flow	3	4	322	(24)	325	(20)
Depreciation, depletion and amortization	-	2	18	19	18	21
Segment Income (Loss)	3	2	304	(43)	307	(41)

(For the Six Months Ended June 30,)

	Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	935	820	4,072	3,128	5,007	3,948
Less: Royalties	-	-	-	-	-	-
Revenues	935	820	4,072	3,128	5,007	3,948
Expenses
Purchased product	919	806	3,333	2,918	4,252	3,724
Operating	13	10	224	249	237	259
(Gain) loss on risk management	-	(3)	13	(9)	13	(12)
Operating Cash Flow	3	7	502	(30)	505	(23)
Depreciation, depletion and amortization	-	5	34	40	34	45
Segment Income (Loss)	3	2	468	(70)	471	(68)

Total Capital Expenditures

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

Capital
Oil Sands	240	184	644	368
Conventional	89	68	265	170
Refining and Marketing	117	166	219	370
Corporate	30	26	61	27
	476	444	1,189	935
Acquisition Capital
Oil Sands	-	18	4	18
Conventional	2	16	14	16
Refining and Marketing	-	-	-	-
Corporate	-	-	3	-
Total	478	478	1,210	969

Cenovus Energy Inc.	11	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Property, Plant and Equipment, Exploration and Evaluation Assets, Goodwill and Total Assets

By Segment

	Property, Plant and Equipment			Exploration and Evaluation Assets
As at	June 30, 2011	December 31, 2010	January 1, 2010	June 30, 2011	December 31, 2010	January 1, 2010

Oil Sands	5,687	5,219	4,870	604	570	452
Conventional	4,304	4,409	4,645	177	143	128
Refining and Marketing	2,948	2,853	2,418	-	-	-
Corporate and Eliminations	188	146	116	-	-	-
Consolidated	13,127	12,627	12,049	781	713	580

	Goodwill			Total Assets
As at	June 30, 2011	December 31, 2010	January 1, 2010	June 30, 2011	December 31, 2010	January 1, 2010

Oil Sands	739	739	739	9,795	9,487	9,426
Conventional	393	393	407	5,117	5,186	5,453
Refining and Marketing	-	-	-	4,388	4,282	3,669
Corporate and Eliminations	-	-	-	778	885	501
Consolidated	1,132	1,132	1,146	20,078	19,840	19,049

By Geographic Region

	Property, Plant and Equipment			Exploration and Evaluation Assets
As at	June 30, 2011	December 31, 2010	January 1, 2010	June 30, 2011	December 31, 2010	January 1, 2010

Canada	10,179	9,774	9,645	781	713	580
United States	2,948	2,853	2,404	-	-	-
Consolidated	13,127	12,627	12,049	781	713	580

	Goodwill			Total Assets
As at	June 30, 2011	December 31, 2010	January 1, 2010	June 30, 2011	December 31, 2010	January 1, 2010

Canada	1,132	1,132	1,146	15,894	15,906	15,669
United States	-	-	-	4,184	3,934	3,380
Consolidated	1,132	1,132	1,146	20,078	19,840	19,049

2.   BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The interim Consolidated Financial Statements of Cenovus have been prepared using the historical cost convention except for the revaluation of certain non-current assets and financial instruments. These Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) and International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These interim Consolidated Financial Statements have been prepared using the accounting policies the Company expects to adopt in its Consolidated Financial Statements as at and for the year ending December 31, 2011.

Cenovus Energy Inc.	12	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

2.   BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE (continued)

The preparation of these interim Consolidated Financial Statements resulted in changes to the Company’s accounting policies as presented in the Consolidated Financial Statements for the year ended December 31, 2010 prepared under Canadian generally accepted accounting principles (“previous GAAP”).  The Company’s accounting policies have been applied consistently to all years presented in these interim Consolidated Financial Statements with the exception of certain IFRS 1 exemptions the Company applied in its transition from previous GAAP to International Financial Reporting Standards (“IFRS”) as discussed in Note 25.  These Consolidated Financial Statements include all necessary disclosures required for interim financial statements but do not include all of the necessary disclosures required for annual financial statements.  Therefore, these interim Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2010 and the annual disclosures and accounting policies included in the interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

The standards that will be effective or available for voluntary early adoption in the financial statements for the year ending December 31, 2011 are subject to change and may be affected by additional interpretation(s).  Accordingly, the accounting policies will be finalized when the first annual IFRS financial statements are prepared for the year ending December 31, 2011. The accounting policies the Company expects to adopt in its financial statements as at and for the year ended December 31, 2011 are disclosed in Note 3 of the Company’s interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

These interim Consolidated Financial Statements of Cenovus were authorized for issuance in accordance with a resolution of the Audit Committee on July 25, 2011.

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2011.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

Joint Arrangements and Off Balance Sheet Activities

In May 2011, the IASB issued the following new and amended standards:

•                   IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) replaces IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”. IFRS 10 revises the definition of control and focuses on the need to have power and variable returns for control to be present. IFRS 10 provides guidance on participating and protective rights and also addresses the notion of “de facto” control. It also includes guidance related to an investor with decision making rights to determine if it is acting as a principal or agent.

•                   IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces IAS 31, “Interest in Joint Ventures” (“IAS 31”) and SIC 13, “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 defines a joint arrangement as an arrangement where two or more parties have joint control.  A joint arrangement is classified as either a “joint operation” or a “joint venture” depending on the facts and circumstances. A joint operation is a joint arrangement where the parties that have joint control have rights to the assets and obligations for the liabilities, related to the arrangement.  A joint operator accounts for its share of the assets, liabilities, revenues and expenses of the joint arrangement. A joint venturer has the rights to the net assets of the arrangement and accounts for the arrangement as an investment using the equity method.

Cenovus Energy Inc.	13	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

3.  RECENT ACCOUNTING PRONOUNCEMENTS (continued)

•      IFRS 12, “Disclosure of Interest in Other Entities” (“IFRS 12”) replaces the disclosure requirements previously included in IAS 27, IAS 31, and IAS 28, “Investments in Associates”.  It sets out the extensive disclosure requirements relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that helps users of its financial statements evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements.

•                   IAS 27, “Separate Financial Statements” has been amended to conform to the changes made in IFRS 10 but retains the current guidance for separate financial statements.

•                   IAS 28, “Investments in Associates and Joint Ventures” has been amended to conform to the changes made in IFRS 10 and IFRS 11.

The above standards are effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, providing the five standards are adopted concurrently. The Company is currently evaluating the impact of adopting these standards on its Consolidated Financial Statements.

Employee Benefits

In June 2011, the IASB amended IAS 19, “Employee Benefits” (“IAS 19”).  The amendment eliminates the option to defer the recognition of actuarial gains and losses, commonly known as the corridor approach, rather it requires an entity to recognize actuarial gains and losses in Other Comprehensive Income (“OCI”) immediately. In addition, the net change in the defined benefit liability or asset must be disaggregated into three components: service cost, net interest and remeasurements. Service cost and net interest will continue to be recognized in net earnings while remeasurements, which include changes in estimates or the valuation of plan assets, will be recognized in OCI. Furthermore, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation.  The amendment also enhances financial statement disclosures.  This amended standard is effective for annual periods beginning on or after January 1, 2013, with modified retrospective application.  Earlier adoption is permitted.  The Company is currently evaluating the impact of adopting these amendments on its Consolidated Financial Statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) which provides a consistent and less complex definition of fair value, establishes a single source for determining fair value and introduces consistent requirements for disclosures related to fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 13 on its Consolidated Financial Statements.

Financial Instruments

The IASB intends to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) with IFRS 9, “Financial Instruments” (“IFRS 9”). IFRS 9 will be published in three phases, of which the first phase has been published.

The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting.

Cenovus Energy Inc.	14	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

3.  RECENT ACCOUNTING PRONOUNCEMENTS (continued)

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013 with different transitional arrangements depending on the date of initial application. The Company is currently evaluating the impact of adopting IFRS 9 on its Consolidated Financial Statements.

Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“IAS 1”) requiring companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss. This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application. Early adoption is permitted. The Company is currently evaluating the impact of adopting this amendment on its Consolidated Financial Statements.

4.            INTERESTS IN JOINT OPERATIONS

Cenovus has a 50% interest in FCCL Partnership, a jointly controlled entity which is involved in the development and production of crude oil.  In addition, Cenovus has a 50% interest in WRB Refining LP, a jointly controlled entity, which owns two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products.

These entities have been accounted for using the proportionate consolidation method with the results of operations included in the Oil Sands and Refining and Marketing Segments, respectively.  Summarized financial statement information for these jointly controlled entities is as follows:

	FCCL Partnership		WRB Refining LP
Consolidated Statements of Earnings For the three months ended June 30,	2011	2010	2011	2010

Revenues	592	461	2,277	1,610
Purchased product	-	-	1,843	1,533
Operating, Transportation and blending and Realized gain/loss on risk management	320	283	112	101
Operating Cash Flow	272	178	322	(24)
Depreciation, depletion and amortization	41	54	18	19
Other expenses	(5)	(158)	1	2
Net Earnings (Loss)	236	282	303	(45)

	FCCL Partnership		WRB Refining LP
Consolidated Statements of Earnings For the six months ended June 30,	2011	2010	2011	2010

Revenues	1,147	966	4,072	3,128
Purchased product	-	-	3,333	2,918
Operating, Transportation and blending and Realized gain/loss on risk management	687	578	237	240
Operating Cash Flow	460	388	502	(30)
Depreciation, depletion and amortization	90	105	34	40
Other expenses	31	(105)	(1)	3
Net Earnings (Loss)	339	388	469	(73)

Cenovus Energy Inc.	15	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

4.  INTERESTS IN JOINT OPERATIONS (continued)

Consolidated Balance Sheets	FCCL Partnership		WRB Refining LP
As at	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Current Assets	730	703	1,145	951
Long-term Assets	6,524	6,419	2,936	2,840
Current Liabilities	210	229	622	559
Long-term Liabilities	46	40	126	327

5.  FINANCE COSTS

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

Interest Expense–Short-Term Borrowings and Long-Term Debt	52	57	106	115
Interest Expense–Partnership Contribution Payable	34	42	70	86
Unwinding of Discount on Decommissioning Liabilities	19	18	37	40
Interest Expense–Other	1	4	10	5
	106	121	223	246

6.   INTEREST INCOME

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

Interest Income–Partnership Contribution Receivable	30	37	61	75
Interest Income–Other	1	-	2	-
	31	37	63	75

7.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

Unrealized Foreign Exchange (Gain) Loss on translation of:
U.S. dollar debt issued from Canada	(26)	158	(106)	50
U.S. dollar Partnership Contribution Receivable issued from Canada	-	(132)	41	(56)
Other	-	5	3	5
Unrealized Foreign Exchange (Gain) Loss	(26)	31	(62)	(1)
Realized Foreign Exchange (Gain) Loss	20	(3)	33	2
	(6)	28	(29)	1

8.  INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

Current Tax
Canada	12	15	53	30
United States	1	-	1	-
Total Current Tax	13	15	54	30
Deferred Tax	294	-	293	100
	307	15	347	130

Cenovus Energy Inc.	16	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

9.  ASSETS AND LIABILITIES HELD FOR SALE

On November 1, 2010, under the terms of an agreement with a non-related Canadian company, Cenovus acquired certain marine terminal facilities in Kitimat, British Columbia for cash consideration of $38 million.

Cenovus intends to sell the facilities as soon as practicable. As a result, the net assets acquired have been recorded at estimated fair value less costs to sell and have been classified as held for sale.  These assets and liabilities are reported in the Refining and Marketing segment.

Assets and liabilities held for sale consist of the following:

As at	June 30, 2011	December 31, 2010

Assets Held for Sale
Property, plant and equipment	65	65

Liabilities Related to Assets Held for Sale
Decommissioning liabilities	6	5
Deferred income taxes	2	2
	8	7

10.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

The following tables represent Cenovus’s 50 percent share of amounts receivable and payable in relation to the creation and activities of the joint operations with ConocoPhillips (Note 4). Both notes are denominated in U.S. dollars.

Partnership Contribution Receivable

As at	June 30, 2011	December 31, 2010

Current	344	346
Long-term	1,906	2,145
	2,250	2,491

Partnership Contribution Payable

As at	June 30, 2011	December 31, 2010

Current	342	343
Long-term	1,936	2,176
	2,278	2,519

In addition to the Partnership Contribution Receivable and Payable, Other Assets and Other Liabilities include equal amounts for interest bearing partner loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements.  At June 30, 2011 these amounts were $72 million (December 31, 2010–$274 million) (Notes 15 and 19). During the three month period ended June 30, 2011 $195 million was repaid.

Cenovus Energy Inc.	17	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

11.  INVENTORIES

As at	June 30, 2011	December 31, 2010

Product
Refining and Marketing	966	779
Oil Sands	79	80
Conventional	1	-
Parts and Supplies	21	21
	1,067	880

12.  PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other*	Total

COST

At January 1, 2010	20,836	134	2,419	427	23,816
Additions	1,061	19	651	136	1,867
Transfers from E&E assets (Note 13)	144	-	-	-	144
Transfers and reclassifications	-	-	-	(92)	(92)
Change in decommissioning liabilities	237	-	22	-	259
Exchange rate movements	(2)	-	(142)	-	(144)
Divestitures	(556)	-	-	(21)	(577)
At December 31, 2010	21,720	153	2,950	450	25,273
Additions	610	15	218	65	908
Transfers from E&E assets (Note 13)	237	-	-	-	237
Transfers and reclassifications	-	-	-	(1)	(1)
Change in decommissioning liabilities	42	-	-	1	43
Exchange rate movements	(1)	-	(92)	-	(93)
Divestitures (Note 14)	-	-	-	(4)	(4)
At June 30, 2011	22,608	168	3,076	511	26,363

ACCUMULATED DEPRECIATION, DEPLETION AND IMPAIRMENT LOSSES

At January 1, 2010	11,342	113	15	297	11,767
Depreciation and depletion expense	1,163	11	72	42	1,288
Transfers and reclassifications	-	-	-	(28)	(28)
Impairment losses	-	-	14	-	14
Exchange rate movements	(1)	-	(4)	-	(5)
Divestitures	(383)	-	-	(7)	(390)
At December 31, 2010	12,121	124	97	304	12,646
Depreciation and depletion expense	535	6	34	19	594
Exchange rate movements	(1)	-	(3)	-	(4)
At June 30, 2011	12,655	130	128	323	13,236

CARRYING VALUE

At January 1, 2010	9,494	21	2,404	130	12,049
At December 31, 2010	9,599	29	2,853	146	12,627
At June 30, 2011	9,953	38	2,948	188	13,127

*Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

Additions to development and production assets include internal costs directly related to the development, construction and production of oil and gas properties of $77 million for the six months ended June 30, 2011 (for the year ended December 31, 2010–$102 million).  All of the Company’s development and production assets are located within Canada.  Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures.

Cenovus Energy Inc.	18	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

12.  PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Capital inventory, which is included in development and production assets, is not subject to depreciation until it is put in use and totaled $54 million at June 30, 2011 (December 31, 2010–$42 million).

Refining expenditures capitalized during the construction phase are not subject to depreciation until put into use and totaled $1,718 million at June 30, 2011 (December 31, 2010–$1,673 million).

As at June 30, 2011, other property, plant and equipment include $82 million of costs not subject to depreciation until the related assets are put into use (December 31, 2010–$45 million).

Depreciation, Depletion and Impairment

The depreciation, depletion and impairment of property, plant and equipment and any subsequent reversal of such impairment losses are recognized in depreciation, depletion and amortization in the Consolidated Statement of Earnings and Comprehensive Income.

Impairment Loss

During the year ended December 31, 2010, it was determined that a processing unit at the Borger refinery was a redundant asset and would not be used in future operations at the refinery.  The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition.  Accordingly, the carrying amount of the unit was reduced to zero and an impairment loss of $14 million was recorded as additional depreciation, depletion and amortization in the Consolidated Statements of Earnings and Comprehensive Income within the Refining and Marketing segment.

13.  EXPLORATION AND EVALUATION ASSETS

Total

COST
At January 1, 2010	580
Additions	350
Transfers to property, plant and equipment (Note 12)	(144)
Divestitures	(81)
Change in decommissioning liabilities	8
At December 31, 2010	713
Additions	302
Transfers to property, plant and equipment (Note 12)	(237)
Divestitures	(3)
Change in decommissioning liabilities	6
At June 30, 2011	781

Exploration and evaluation assets (“E&E assets”) consist of the Company’s evaluation projects which are pending the determination of technical feasibility and commercial viability.  All of the Company’s E&E assets are located within Canada.

For the six months ended June 30, 2011 $237 million of E&E assets were transferred to property, plant and equipment – development and production assets following the determination of technical feasibility and commercial viability of the projects in question (year ended December 31, 2010–$144 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statement of Earnings and Comprehensive Income.

Cenovus Energy Inc.	19	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

14.  DIVESTITURES

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

Net Book Value
Property, plant and equipment	-	73	4	73
Exploration and evaluation	3	-	3	72
Goodwill	-	-	-	-
Investment	-	-	1	-
Decommissioning liabilities	-	(15)	-	(15)
	3	58	8	130
Gain (loss) on divestiture of assets	3	14	3	14
Total net proceeds	6	72	11	144
Less:
Non-cash proceeds	-	-	3	-
Net Cash Proceeds From Divestitures	6	72	8	144

Oil Sands	-	-	-	72
Conventional	6	67	6	67
Corporate	-	5	2	5
Net Cash Proceeds From Divestitures	6	72	8	144

15.  OTHER ASSETS

As at	June 30, 2011	December 31, 2010

Partner Loans	72	274
Long-term Receivable	17	7
Other	18	-
	107	281

16. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $86 million at June 30, 2011 (December 31, 2010–$nil).  The Company reserves capacity under its committed credit facility for amounts of commercial paper outstanding.

17.  LONG-TERM DEBT

As at	June 30, 2011	December 31, 2010

Canadian Dollar Denominated Debt
Revolving term debt*	-	-
U.S. Dollar Denominated Debt
Revolving term debt*	-	-
Unsecured notes (US$ 3,500)	3,375	3,481
	3,375	3,481
Total Debt Principal	3,375	3,481

Debt Discounts and Transaction Costs	(44)	(49)
Current Portion of Long-Term Debt	-	-
	3,331	3,432

*  Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

At June 30, 2011, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	20	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

18.  DECOMMISSIONING LIABILITIES

The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and refining facilities is as follows:

As at	June 30, 2011	December 31, 2010

Decommissioning Liabilities, Beginning of Year	1,399	1,185
Liabilities Incurred	16	44
Liabilities Settled	(34)	(32)
Liabilities Divested	–	(90)
Transfers and Reclassifications	(1)	(5)
Change in Estimated Future Cash Flows	–	51
Change in Discount Rate	33	173
Unwinding of Discount on Decommissioning Liabilities	37	75
Foreign Currency Translation	(1)	(2)
Decommissioning Liabilities, End of Period	1,449	1,399

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.3 percent as at June 30, 2011 (December 31, 2010–5.4 percent)

19.  OTHER LIABILITIES

As at	June 30, 2011	December 31, 2010

Partner Loans	72	274
Deferred Revenue	37	37
Employee Long-Term Incentive	39	18
Pension and Other Post-Employment Benefits	15	13
Other	19	4
	182	346

20.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at	June 30, 2011		December 31, 2010
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	752,675	3,716	751,309	3,681
Common Shares Issued under Stock Option Plans	1,468	52	1,366	35
Outstanding, End of Period	754,143	3,768	752,675	3,716

At June 30, 2011, there were 29 million common shares available for future issuance under stock option plans.  There were no Preferred Shares outstanding as at June 30, 2011.

Cenovus Energy Inc.	21	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

20.  SHARE CAPITAL (continued)

Stock-Based Compensation

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years.  Options granted prior to February 17, 2010 expire after five years while options granted on February 17, 2010 or later expire after seven years.

Options issued by the Company under the Employee Stock Option Plan prior to February 24, 2011 have associated tandem stock appreciation rights.  In lieu of exercising the options, the tandem stock appreciation rights give the option holder the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the option.

Options issued by the Company on or after February 24, 2011 have associated net settlement rights. The net settlement rights, in lieu of exercising the option, give the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the option.

The tandem stock appreciation rights and net settlement rights vest and expire under the same terms and conditions as the underlying options.  For the purpose of this financial statement note, options with associated tandem stock appreciation rights are referred to as “TSARs” and options with associated net settlement rights are referred to as “NSRs”.

In addition, certain of the TSARs are performance based (“Performance TSARs”).  The Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and have an additional vesting requirement whereby vesting is subject to achievement of prescribed performance relative to pre-determined key measures.  Performance TSARs that do not vest when eligible are forfeited.

In accordance with the Arrangement described in Note 1, each Cenovus and Encana employee exchanged their original Encana TSAR for one Cenovus Replacement TSAR and one Encana Replacement TSAR. The terms and conditions of the Cenovus and Encana Replacement TSARs are similar to the terms and conditions of the original Encana TSAR. The original exercise price of the Encana TSAR was apportioned to the Cenovus and Encana Replacement TSARs based on the one day volume weighted average trading price of Cenovus’s Common Share price relative to that of Encana’s Common Share price on the TSX on December 2, 2009. Cenovus TSARs and Cenovus Replacement TSARs are measured against the Cenovus Common Share price while Encana Replacement TSARs are measured against the Encana Common Share price.  The Cenovus Replacement TSARs have similar vesting provisions as outlined above for the Employee Stock Option Plan.  The original Encana Performance TSARs were also exchanged under the same terms as the original Encana TSARs.

Unless otherwise indicated, all references to TSARs collectively refer to both the Cenovus issued TSARs and Cenovus Replacement TSARs.

NSRs

The weighted average fair value of NSRs granted during the six months ended June 30, 2011 was $8.39.  The fair value of each NSR was estimated on their grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	2.57%
Expected Dividend Yield	2.14%
Expected Volatility (1)	28.60%
Expected Life (Years)	4.55

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares

Cenovus Energy Inc.	22	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

20.  SHARE CAPITAL (continued)

The following tables summarize the information related to the NSRs as at June 30, 2011:

As at June 30, 2011
(thousands of units)	NSRs	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	-	-
Granted	5,250	37.36
Exercised as options for common shares	-	-
Forfeited	(32)	37.57
Outstanding, End of Period	5,218	37.36
Exercisable, End of Period	-	-

	Outstanding NSRs			Exercisable NSRs
(thousands of units)
Range of Exercise Price ($)	NSRs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	NSRs	Weighted Average Exercise Price ($)

30.00 to 39.99	5,218	6.67	37.36	-	-
	5,218	6.67	37.36	-	-

TSARs Held by Cenovus Employees

The Company has recorded a liability of $111 million at June 30, 2011 (December 31, 2010–$87 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees.  Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	1.88%
Expected Dividend Yield	2.20%
Expected Volatility(1)	28.35%
Cenovus’s Common Share Price	$36.40

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares

The intrinsic value of vested TSARs held by Cenovus employees at June 30, 2011 is $71 million (December 31, 2010–$42 million).

The following tables summarize the information related to the TSARs held by Cenovus employees as at June 30, 2011:

As at June 30, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	12,044	7,073	19,117	27.75
Granted	138	-	138	33.40
Exercised for cash payment	(977)	(390)	(1,367)	25.70
Exercised as options for common shares	(1,022)	(388)	(1,410)	26.08
Forfeited	(188)	(307)	(495)	28.69
Outstanding, End of Period	9,995	5,988	15,983	28.09
Exercisable, End of Period	4,884	4,688	9,572	29.01

The weighted average market price of Cenovus’s common shares at the date of exercise during the six months ended June 30, 2011 was $35.78.

Cenovus Energy Inc.	23	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

20.  SHARE CAPITAL (continued)

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	8,140	3,943	12,083	3.68	26.44	3,290	2,643	5,933	26.44
30.00 to 39.99	1,787	2,045	3,832	1.89	33.03	1,535	2,045	3,580	33.01
40.00 to 49.99	68	-	68	1.96	43.31	59	-	59	43.29
	9,995	5,988	15,983	3.24	28.09	4,884	4,688	9,572	29.01

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana Replacement TSAR for cash. No further Encana Replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $19 million at June 30, 2011 (December 31, 2010–$24 million) in the Consolidated Balance Sheets based on the fair value of each Encana Replacement TSAR held by Cenovus employees.  Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	1.73%
Expected Dividend Yield	2.60%
Expected Volatility (1)	23.90%
Encana’s Common Share Price	$29.78

(1) Expected volatility has been based on the historical volatility of Encana’s publicly traded shares

The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees at June 30, 2011 is $3 million (December 31, 2010–$6 million).

The following tables summarize the information related to the Encana Replacement TSARs held by Cenovus employees as at June 30, 2011:

As at June 30, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	6,429	7,098	13,527	31.17
Exercised for cash payment	(1,824)	(451)	(2,275)	26.97
Exercised as options for Encana common shares	(16)	-	(16)	25.71
Forfeited	(119)	(353)	(472)	32.91
Outstanding, End of Period	4,470	6,294	10,764	31.99
Exercisable, End of Period	3,672	4,974	8,646	32.61

The weighted average market price of Encana’s common shares at the date of exercise during the six months ended June 30, 2011 was $31.95.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,522	4,101	6,623	1.97	29.15	1,810	2,801	4,611	29.21
30.00 to 39.99	1,809	2,193	4,002	1.62	36.23	1,749	2,173	3,922	36.26
40.00 to 49.99	137	-	137	1.98	44.92	111	-	111	45.08
50.00 to 59.99	2	-	2	1.89	50.39	2	-	2	50.39
	4,470	6,294	10,764	1.84	31.99	3,672	4,974	8,646	32.61

Cenovus Energy Inc.	24	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

20.  SHARE CAPITAL (continued)

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR for cash.  No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of $117 million at June 30, 2011 (December 31, 2010–$123 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting account receivable from Encana.  Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	1.73%
Expected Dividend Yield	2.20%
Expected Volatility (1)	28.35%
Cenovus’s Common Share Price	$36.40

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares

The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees at June 30, 2011 is $60 million (December 31, 2010–$60 million).

The following tables summarize the information related to the Cenovus Replacement TSARs held by Encana employees as at June 30, 2011:

As at June 30, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	8,214	8,940	17,154	28.16
Exercised for cash payment	(3,577)	(2,175)	(5,752)	26.80
Exercised as options for common shares	(55)	(3)	(58)	23.29
Forfeited	(59)	(316)	(375)	29.62
Outstanding, End of Period	4,523	6,446	10,969	28.86
Exercisable, End of Period	3,674	4,913	8,587	29.52

The weighted average market price of Cenovus’s common shares at the date of exercise during the six months ended June 30, 2011 was $36.41.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,622	4,372	6,994	1.95	26.43	1,819	2,839	4,658	26.51
30.00 to 39.99	1,828	2,074	3,902	1.61	32.95	1,794	2,074	3,868	32.93
40.00 to 49.99	73	-	73	1.94	42.77	61	-	61	42.72
	4,523	6,446	10,969	1.82	28.86	3,674	4,913	8,587	29.52

Cenovus Energy Inc.	25	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

20.  SHARE CAPITAL (continued)

B) Performance Share Units

Cenovus has granted Performance Share Units (“PSUs”) to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a Common Share of Cenovus or a cash payment equal to the value of a Cenovus Common Share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The Company has recorded a liability of $39 million at June 30, 2011 (December 31, 2010–$18 million) in the Consolidated Balance Sheets for PSUs based on the market value of the Cenovus Common Shares at June 30, 2011.  The intrinsic value of vested PSUs is $nil as PSUs are paid out upon vesting.

The following table summarizes the information related to the PSUs held by Cenovus employees as at June 30, 2011:

(thousands)	PSUs

Outstanding, Beginning of Year	1,252
Granted	1,409
Cancelled	(71)
Units in Lieu of Dividends	29
Outstanding, End of Period	2,619

C) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of the Company. Employees have the option to convert either 25 or 50 percent of their annual bonus award into DSUs.  DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $37 million at June 30, 2011 (December 31, 2010–$31 million) in the Consolidated Balance Sheets for DSUs based on the market value of the Cenovus Common Shares at June 30, 2011. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees as at June 30, 2011:

(thousands)	DSUs

Outstanding, Beginning of Year	940
Granted to Directors	62
Granted from Annual Bonus Awards	17
Units in Lieu of Dividends	11
Outstanding, End of Period	1,030

Cenovus Energy Inc.	26	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

20.  SHARE CAPITAL (continued)

D) Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses on the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

NSRs	4	-	8	-

TSARs held by Cenovus employees	(10)	5	36	5

Encana Replacement TSARs held by Cenovus employees	(15)	6	4	(3)

PSUs	6	3	16	4

DSUs	(2)	1	6	3

Total stock-based compensation expense (recovery)	(17)	15	70	9

21.  CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt includes the Company’s short-term borrowings plus long-term debt, including the current portion. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent (See Note 25 for the impact of IFRS on the Debt to Capitalization ratio).

As at	June 30, 2011	December 31, 2010	January 1, 2010
Short-Term Borrowings	86	-	-
Long-Term Debt	3,331	3,432	3,656
Debt	3,417	3,432	3,656
Shareholders’ Equity	8,831	8,395	7,809
Total Capitalization	12,248	11,827	11,465
Debt to Capitalization ratio	28%	29%	32%

Cenovus Energy Inc.	27	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

21.  CAPITAL STRUCTURE (continued)

Cenovus continues to target a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at	June 30, 2011	December 31, 2010
Debt	3,417	3,432
Net Earnings	1,075	1,081
Add (deduct):
Finance costs	475	498
Interest income	(132)	(144)
Income tax expense	440	223
Depreciation, depletion and amortization	1,236	1,302
Exploration expense	3	-
Unrealized (gain) loss on risk management	172	(46)
Foreign exchange (gain) loss, net	(81)	(51)
(Gain) loss on divestiture of assets	(105)	(116)
Other (income) loss, net	(12)	(13)
Adjusted EBITDA *	3,071	2,734
Debt to Adjusted EBITDA	1.1x	1.3x

* Calculated on a trailing 12-month basis

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions.  Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle.  To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

In order to increase comparability of Debt to Adjusted EBITDA between periods and remove the non-cash component of risk management, Cenovus has changed its definition of Adjusted EBITDA to exclude unrealized gains and losses on risk management activities. The Adjusted EBITDA and the ratio of Debt to Adjusted EBITDA for prior periods have been re-presented in a consistent manner. As noted above, Cenovus’s capital structure objectives and targets remain unchanged from previous periods. At June 30, 2011, Cenovus is in compliance with all of the terms of its debt agreements.

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable and partner loans, risk management assets and liabilities, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Partnership Contribution Payable and partner loans approximate their carrying amount due to the specific non-tradable nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Cenovus Energy Inc.	28	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Long-term debt is carried at amortized cost.  The estimated fair values of long-term borrowings have been determined based on market information. At June 30, 2011, the carrying value of Cenovus’s long-term debt accounted for using amortized cost was $3,331 million and the fair value was $3,777 million (December 31, 2010 carrying value–$3,432 million, fair value–$3,940 million).

B) Risk Management Assets and Liabilities

Under the terms of the Arrangement with Encana, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Net Risk Management Position

As at	June 30, 2011	December 31, 2010

Risk Management
Current asset	128	163
Long-term asset	39	43
	167	206
Risk Management
Current liability	85	163
Long-term liability	12	10
	97	173
Net Risk Management Asset (Liability)	70	33

Of the $70 million net risk management asset balance at June 30, 2011, an asset of $15 million relates to the contract with Encana (December 31, 2010–net asset of $41 million).

Summary of Unrealized Risk Management Positions

As at	June 30, 2011			December 31, 2010
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	10	96	(86)	4	159	(155)
Natural Gas	148	1	147	202	-	202
Power	9	-	9	-	14	(14)
Total Fair Value	167	97	70	206	173	33

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	June 30, 2011	December 31, 2010

Prices actively quoted	61	40
Prices sourced from observable data or market corroboration	9	(7)
Total Fair Value	70	33

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Cenovus Energy Inc.	29	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Net Fair Value of Commodity Price Positions at June 30, 2011

As at June 30, 2011	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	34,100 bbls/d	2011	US$87.98/bbl	(54)
WTI NYMEX Fixed Price	34,400 bbls/d	2011	C$90.10/bbl	(23)
WTI NYMEX Fixed Price	18,000 bbls/d	2012	US$98.04/bbl	(13)
WTI NYMEX Fixed Price	18,000 bbls/d	2012	C$98.52/bbl	7
Other Fixed Price Contracts *		2011		3

Other Financial Positions **				(6)
Crude Oil Fair Value Position				(86)

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	379 MMcf/d	2011	US$5.69/Mcf	82
NYMEX Fixed Price	130 MMcf/d	2012	US$5.96/Mcf	51
AECO Fixed Price	127 MMcf/d	2012	C$4.50/Mcf	17
Other Fixed Price Contracts *		2011-2013		(3)
Natural Gas Fair Value Position				147

Power Purchase Contracts
Power Fair Value Position				9

*     Cenovus has entered into fixed price swaps to protect against widening price differentials between production areas in Canada and various sales points.

**   Other financial positions are part of ongoing operations to market the Company’s production.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Three Months Ended		Six Months Ended
For the period ended June 30,	2011	2010	2011	2010

Realized Gain (Loss) (1)

Crude Oil	(70)	(3)	(104)	(12)
Natural Gas	45	83	97	120
Refining	(8)	9	(13)	9
Power	(4)	2	(3)	(1)
	(37)	91	(23)	116

Unrealized Gain (Loss) (2)

Crude Oil	325	118	65	116
Natural Gas	(16)	(98)	(49)	145
Refining	(2)	(1)	1	(1)
Power	2	3	24	(1)
	309	22	41	259
Gain (Loss) on Risk Management	272	113	18	375

(1) Realized gains or losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains or losses on risk management are recorded in the Corporate and Eliminations segment.

Cenovus Energy Inc.	30	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30,

		2011	2010
		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Period	33
Change in Fair Value of Contracts in Place at Beginning of Period and Contracts Entered into During the Period	18	18	375
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(4)	-	-
Fair Value of Contracts Realized During the Period	23	23	(116)
Fair Value of Contracts, End of Period	70	41	259

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting earnings before income tax at June 30, 2011 as follows:

	10% Price	10% Price
	Increase	Decrease

Crude oil price	(251)	251
Natural gas price	(80)	80
Power price	4	(4)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.  The Company’s policy is not to use derivative instruments for speculative purposes.

Crude Oil – The Company has used fixed price swaps to partially mitigate its exposure to the commodity price risk on its crude oil sales and condensate supply used for blending.  To help protect against widening crude oil price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX and AECO prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

Cenovus Energy Inc.	31	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Agreements are entered into with major financial institutions with investment grade credit ratings or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at June 30, 2011, over 90 percent (December 31, 2010–92 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At June 30, 2011, Cenovus had two counterparties whose net settlement position individually accounted for more than 10 percent (December 31, 2010–two counterparties) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable and the partner loans receivable is the total carrying value. The current concentration of this credit risk resides with A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due.  Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.  Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit.  As disclosed in Note 21, Cenovus targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including:  cash and cash equivalents, cash from operating activities, undrawn credit facilities, commercial paper and availability under its debt shelf prospectuses.  At June 30, 2011, Cenovus had $2,414 million available on its committed credit facility.  In addition Cenovus had in place a Canadian debt shelf prospectus for $1,500 million and a U.S. debt shelf prospectus for US$1,500 million, the availability of which are dependent on market conditions.  No notes have been issued under either prospectus.

Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	1,782	-	-	-	1,782
Risk Management Liabilities	85	12	-	-	97
Short-Term Borrowings(1)	86	-	-	-	86
Long-Term Debt(1)	197	395	1,114	4,995	6,701
Partnership Contribution Payable(1)	471	942	942	356	2,711
Partner Loans Payable	-	72	-	-	72

(1)                 Principal and interest, including current portion

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollars can have a significant effect on reported results.

Cenovus Energy Inc.	32	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

As disclosed in Note 7, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada.  At June 30, 2011, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,500 million at December 31, 2010) and US$2,333 million related to the U.S. dollar Partnership Contribution Receivable (US$2,505 million at December 31, 2010).  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $12 million change in foreign exchange (gain) loss at June 30, 2011 (June 30, 2010–$9 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the earnings, cash flows and valuations.  Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At June 30, 2011, the increase or decrease in net earnings for a one percentage point change in interest rates on floating rate debt amounts to approximately $1 million (June 30, 2010–$1 million). This assumes the amount of fixed and floating debt remains unchanged from the respective balance sheet dates.

23.  SUPPLEMENTARY INFORMATION

A) Earnings Per Share

Three Months Ended	June 30, 2011			June 30, 2010
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	655	754.1	$0.87	183	751.7	$0.24
Dilutive effect of Cenovus TSARs	-	3.9		-	2.1
Dilutive effect of NSRs	-	-		-	-
Net earnings per share - diluted	655	758.0	$0.86	183	753.8	$0.24

Six Months Ended	June 30, 2011			June 30, 2010
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	702	753.6	$0.93	708	751.6	$0.94
Dilutive effect of Cenovus TSARs	-	4.4		-	1.4
Dilutive effect of NSRs	-	-		-	-
Net earnings per share - diluted	702	758.0	$0.93	708	753.0	$0.94

B) Dividends Per Share

The Company paid dividends of $302 million, $0.40 per share, for the six months ended June 30, 2011 (June 30, 2010–$300 million, $0.40 per share).

The Cenovus Board of Directors declared a third quarter dividend of $0.20 per share, payable on September 30, 2011, to common shareholders of record as of September 15, 2011.

24.  COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Cenovus is involved in various legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims.

Cenovus Energy Inc.	33	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS

Transition to IFRS

The Company has adopted IFRS effective January 1, 2011. The Company adopted IFRS in accordance with IFRS 1 and has prepared its Consolidated Financial Statements with IFRS applicable for periods beginning on or after January 1, 2010, using the accounting policies referenced in Note 3 of the interim Consolidated Financial Statements for the period ended March 31, 2011.  For all periods up to and including the year ended December 31, 2010, the Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).  This note explains the principal adjustments made by the Company to restate its previous GAAP Consolidated Financial Statements on transition to IFRS.

Exemptions Applied under IFRS 1

On first-time adoption of IFRS, the general principle is that an entity retrospectively restates its results for all standards in force at the first reporting date. However, IFRS 1 provides certain exemptions from the general requirements of IFRS to assist with the transition process. Cenovus has applied the following exemptions in the preparation of its opening Balance Sheet dated January 1, 2010 (the “Transition Date”):

•	Fair Value as Deemed Cost – The Company has elected to measure its Refining assets at their fair values at the Transition Date and use those fair values as their deemed cost at that date (see Note A).

•

Deemed Cost Election for Oil and Gas Assets – Under previous GAAP, Cenovus accounted for its oil and gas properties in one cost centre using full cost accounting. The Company has elected to measure its oil and gas properties at the Transition Date on the following basis:

	a)	exploration and evaluation assets at the amount determined under the Company’s previous GAAP; and
	b)	the remainder allocated to the underlying property, plant and equipment assets on a pro rata basis using proved reserve values discounted at 10 percent at the Transition Date (see Note B).

This basis was used in order to be consistent with the allocation used as part of the Arrangement.

•

Leases – Cenovus has elected to assess lease arrangements using the facts and circumstances as of the Transition Date under International Financial Reporting Interpretations Committee Interpretation 4, “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

•

Employee Benefits – The Company has elected not to apply IAS 19, “Employee Benefits” (“IAS 19”) retrospectively and as such all cumulative actuarial gains and losses on the Company’s defined benefit plans were recognized at the Transition Date (see Note F).

•	Business Combinations – IFRS 3, “Business Combinations” (“IFRS 3”) has not been applied to business combinations that occurred before the Transition Date.

•	Cumulative Currency Translation Differences – Cumulative currency translation differences for all foreign operations are deemed to be zero at the Transition Date (see Note J).

•

Decommissioning Liabilities – Cenovus applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the date of transition have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) (see Note D).

Cenovus Energy Inc.	34	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

•

Borrowing Costs – In accordance with IFRS 1, the Company has elected to apply IAS 23, “Borrowing Costs” (“IAS 23”) to qualifying assets for which the commencement date for capitalization of borrowing costs occurred on or after the Transition Date. Borrowing costs have not been capitalized on qualifying assets under construction on or before the Transition Date.

•	Estimates – Hindsight was not used to create or revise estimates and accordingly, the estimates made by the Company under previous GAAP are consistent with their application under IFRS.

Under IFRS 1, the opening Balance Sheet adjustments are recorded directly to retained earnings, or if appropriate, another category of equity.  As Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana into two independent energy companies, Encana and Cenovus, all opening Balance Sheet adjustments have been recorded to paid in surplus. The impacts of applying the above noted IFRS 1 exemptions and the accounting policy differences between previous GAAP and IFRS are summarized in the following tables:

Reconciliation of Shareholders’ Equity as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at the Transition Date:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI*	Total

As reported under previous GAAP – December 31, 2009		3,681	5,896	45	(14)	9,608
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	-	-	(2,585)
Oil and gas property, plant and equipment	B	-	-	-	-	-
Deferred asset	C	-	(121)	-	-	(121)
Decommissioning liability	D	-	(38)	-	-	(38)
Stock-based compensation	E	-	(27)	-	-	(27)
Employee benefits	F	-	(14)	-	-	(14)
Deferred income tax	I	-	986	-	-	986
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14	-
		-	(1,813)	-	14	(1,799)
As reported under IFRS – January 1, 2010		3,681	4,083	45	-	7,809

*Accumulated Other Comprehensive Income (Loss)

Cenovus Energy Inc.	35	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at June 30, 2010:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI*	Total

As reported under previous GAAP – June 30, 2010		3,690	5,896	442	27	10,055
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	51	-	(2,534)
Oil and gas property, plant and equipment	B	-	-	(69)	-	(69)
Deferred asset	C	-	(121)	7	-	(114)
Decommissioning liability	D	-	(38)	-	-	(38)
Stock-based compensation	E	-	(27)	2	-	(25)
Employee benefits	F	-	(14)	1	-	(13)
Gain (loss) on divestiture	G	-	-	23	-	23
Deferred income tax	I	-	986	(4)	-	982
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14	-
Period foreign currency translation adjustments	J	-	-	-	(23)	(23)
		-	(1,813)	11	(9)	(1,811)
As reported under IFRS – June 30, 2010		3,690	4,083	453	18	8,244

*Accumulated Other Comprehensive Income (Loss)

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at December 31, 2010:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI*	Total

As reported under previous GAAP – December 31, 2010		3,716	5,896	437	(27)	10,022
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	126	-	(2,459)
Oil and gas property, plant and equipment	B	-	-	(135)	-	(135)
Impairment of deferred asset	C	-	(121)	17	-	(104)
Decommissioning liability	D	-	(38)	-	-	(38)
Stock-based compensation	E	-	(27)	9	-	(18)
Employee benefits	F	-	(14)	2	-	(12)
Gain (loss) on divestiture of assets	G	-	-	125	-	125
Pre-exploration expense	H	-	-	(3)	-	(3)
Deferred income tax	I	-	986	(53)	-	933
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14	-
Period foreign currency translation adjustments	J	-	-	-	84	84
		-	(1,813)	88	98	(1,627)
As reported under IFRS – December 31, 2010		3,716	4,083	525	71	8,395

*Accumulated Other Comprehensive Income (Loss)

Cenovus Energy Inc.	36	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Net Earnings as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s net earnings reported in accordance with previous GAAP to its net earnings in accordance with IFRS for the three months ended June 30, 2010, for the six months ended June 30, 2010 and for the year ended December 31, 2010:

	Note	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended December 31, 2010

Net earnings as reported under previous GAAP		172	697	993
Differences increasing (decreasing) reported net earnings
Depreciation of fair value adjustment on the refining assets	A	25	51	126
Depletion due to allocation of the full cost pool	B	(34)	(69)	(135)
Amortization of deferred asset	C	3	7	17
Stock-based compensation	E	(2)	2	9
Employee benefits	F	-	1	2
Gain (loss) on divestiture of assets	G	23	23	125
Exploration expense	H	-	-	(3)
Deferred income tax	I	(4)	(4)	(53)
		11	11	88
Net Earnings as reported under IFRS		183	708	1,081

Reconciliation of Comprehensive Income as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive income reported in accordance with previous GAAP to its comprehensive income in accordance with IFRS for the three months ended June 30, 2010, for the six months ended June 30, 2010 and for the year ended December 31, 2010:

	Note	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended December 31, 2010

Comprehensive income as reported under previous GAAP		301	738	980
Differences increasing (decreasing) reported comprehensive income
Differences in net earnings		11	11	88
Foreign currency translation	J	(74)	(23)	84
Comprehensive income as reported under IFRS		238	726	1,152

Cenovus Energy Inc.	37	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Cash from Operating, Investing and Financing Activities Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s cash from operating activities and cash from investing activities reported in accordance with previous GAAP to cash from operating activities and cash from investing activities in accordance with IFRS for the three months ended June 30, 2010, for the six months ended June 30, 2010 and for the year ended December 31, 2010:

	Note	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended December 31, 2010

Cash from operating activities as reported under previous GAAP		471	1,291	2,594
Differences increasing (decreasing)
Exploration expense	H	-	-	(3)
Cash from operating activities as reported under IFRS		471	1,291	2,591

Cash from investing activities as reported under previous GAAP		(468)	(840)	(1,796)
Differences increasing (decreasing)
Exploration expense	H	-	-	3
Cash from investing activities as reported under IFRS		(468)	(840)	(1,793)

There was no difference between previous GAAP and IFRS related to cash from financing activities.

Notes:

A)    Refining Property, Plant and Equipment

At January 1, 2010, Cenovus elected to measure its refining assets at fair value and to use that fair value as its deemed cost on transition to IFRS. The fair value of the refining assets was determined to be US$4,543 million, US$2,272 million net to Cenovus, which resulted in the carrying value of the refining assets exceeding the fair value. Therefore, the carrying value of property, plant and equipment was reduced by $2,585 million at the Transition Date which represents Cenovus’s share of the reduction to fair value.  The decrease in paid in surplus represents the difference between the above fair value and the carrying value under previous GAAP.

In December 2010, it was determined that a processing unit at the Borger refinery was a redundant asset and would not be used in future operations at the refinery. The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition.  Accordingly, under previous GAAP, an impairment of $37 million was recorded.  Under IFRS, however, the impairment was only $14 million due to the IFRS 1 election to use the fair value as deemed cost. Therefore DD&A expense under IFRS was reduced by $23 million.

The lower carrying value under IFRS and the impairment adjustment noted above resulted in lower DD&A expense for the three months ended June 30, 2010, for the six months ended June 30, 2010, and for the year ended December 31, 2010 of $25 million, $51 million and $126 million, respectively.

Cenovus Energy Inc.	38	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

B)    Oil and Gas Property, Plant and Equipment

Under previous GAAP, costs accumulated within each cost centre for oil and gas properties were depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on a country-by-country cost centre basis (full cost accounting).  Under IFRS, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on an area-by-area basis. This resulted in an increase in DD&A expense for the three months ended June 30, 2010, for the six months ended June 30, 2010 and for the year ended December 31, 2010 of $34 million, $69 million and $135 million, respectively. There was no impact on the opening balance sheet as a result of this allocation.

C)    Impairment of Deferred Asset

Under previous GAAP, other assets included a deferred asset, which represented the disproportionate interest received in 2007 and 2008 (15% in 2007 and 35% in 2008) that arose from the acquisition of the Borger Refinery in 2007.  On transition to IFRS, it was determined that as a result of the reduction in the carrying value of the refineries due to the fair value election, the deferred asset was impaired and therefore was written off.  Paid in surplus was decreased by the carrying value of the asset under previous GAAP of $121 million. Under previous GAAP, the deferred asset was amortized over 10 years.  As such, DD&A expense under IFRS decreased by $3 million, $7 million and $17 million for the three months ended June 30, 2010, for the six months ended June 30, 2010 and for the year ended December 31, 2010, respectively.

D)    Decommissioning Liabilities

As discussed above, the Company elected to apply the exemption to measure decommissioning liabilities at the Transition Date in accordance with IAS 37.  As such, the Company re-measured the decommissioning liabilities as at the Transition Date using the period end credit-adjusted risk-free discount rate and recognized an increase of $38 million to the decommissioning liability.

Consistent with IFRS, decommissioning liabilities under previous GAAP were measured based on the estimated costs of decommissioning, discounted to their net present value upon initial recognition.  However, changes to the discount rate were not reflected in the decommissioning liability or the related asset under previous GAAP.  Under IFRS, the discount rate is adjusted each reporting period to reflect the current market rate.  As at June 30, 2010, property, plant and equipment and the decommissioning liability were $51 million higher under IFRS and $154 million higher at December 31, 2010.  There was minimal impact to the unwinding of the discount for the three and six month periods ended June 30, 2010 and year ended December 31, 2010.

E)    Stock-Based Compensation

Under previous GAAP, obligations for payments under Cenovus’s stock option plan (with associated tandem stock appreciation rights) were accrued for using the intrinsic method. Under IFRS, these obligations are accrued for using the fair value method.  As a result of the re-measurement of the liability as at January 1, 2010 a charge of $27 million was recognized in paid in surplus with an increase to accounts payable and accrued liabilities of $31 million and an increase to accounts receivable and accrued revenues of $4 million. The adjustment to earnings after January 1, 2010 is a result of the differences in the measurement basis under IFRS and previous GAAP.  A portion of the compensation costs have been capitalized in property, plant and equipment as the costs are directly attributable to the asset.  As at June 30, 2010 and December 31, 2010 property, plant and equipment has been reduced by $1 million and $4 million, respectively.

Cenovus Energy Inc.	39	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

F)     Employee Benefits

Cenovus elected under IFRS 1 to recognize all unamortized actuarial gains and losses on the defined benefit pension and other post-employment benefits plans at the Transition Date resulting in a $7 million increase to other liabilities, a $7 million decrease to other assets and a $14 million charge to paid in surplus.  Under previous GAAP, the actuarial losses continued to be amortized and as such for the six months ended June 30, 2010 general and administrative expense decreased by $1 million.  For the year ended December 31, 2010 both general and administrative and operating expense decreased by $1 million. There was no earnings impact to the 3 month period ended June 30, 2010.

G)    Gains/Losses on Divestiture of Assets

Under previous GAAP, proceeds on the divestiture of oil and gas properties were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20% or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, a gain of $23 million was recognized for the three months and for the six months ended June 30, 2010, and a gain of $125 million for the year ended December 31, 2010 under IFRS.  At June 30, 2010 the carrying value of the property, plant and equipment increased $22 million and decommissioning liabilities decreased by $1 million. At December 31, 2010 the carrying value of property, plant and equipment increased $133 million and goodwill and decommissioning liabilities were reduced by $14 million and $6 million, respectively.

H)    Pre-Exploration Expense

Under IFRS, costs incurred prior to obtaining the legal right to explore must be expensed whereas under previous GAAP these costs were capitalized in the full cost pool.  For the year ended December 31, 2010, $3 million of pre-exploration costs were expensed as exploration expense under IFRS.  The accounting policy difference has resulted in cash from operating activities decreasing by $3 million and cash from investing activities increasing by a corresponding amount for the year ended December 31, 2010.

I)      Deferred Income Taxes

The increase in paid in surplus of $986 million at the Transition Date related to deferred income taxes, reflects the change in temporary differences resulting from the IFRS 1 exemptions applied. For the year ended December 31, 2010 deferred income taxes increased by $53 million to reflect the changes in temporary differences resulting from the IFRS adjustments described above plus a $9 million adjustment to recognize the deferred tax benefit on an intercompany transfer of oil and gas properties. Deferred tax expense increased by $4 million for the three months and for the six months ended June 30, 2010 as a result of the changes during those periods in temporary differences arising from the IFRS adjustments described above.

Cenovus Energy Inc.	40	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

J)    Currency Translation Adjustments

As previously noted, Cenovus elected to deem all cumulative currency translation differences for all foreign operations to be zero at the Transition Date.  In addition, AOCI is affected by the revaluation of the adjustments noted above that reside in a foreign operation notably the reduction in the carrying value of the Refining property, plant and equipment, the impairment of the deferred assets and the associated deferred income tax payable.  The table below identifies the balance sheet impact for the periods ended June 30, 2010 and December 31, 2010:

Increase (Decrease)	June 30, 2010	December 31, 2010
Assets
Refining property, plant and equipment	(35)	125
Other assets	-	5

Liabilities and Equity
Deferred income tax liability	(12)	46
Accumulated other comprehensive income	(23)	84

K)    Reclassifications

Exploration and evaluation (“E&E”) assets

Under previous GAAP, E&E costs were included in property, plant and equipment whereas under IFRS, E&E assets are separately disclosed.  Therefore at January 1, 2010 the Company reclassified $580 million from property, plant and equipment to E&E assets.  At June 30, 2010 and December 31, 2010, $645 million and $713 million, respectively, were reclassified.

Interest income and finance costs

Under previous GAAP, interest was reported on a net basis.  Under IFRS interest expense is included in finance costs and interest income is reported separately.

In addition, under previous GAAP, the unwinding of the discount on decommissioning liabilities was included as accretion expense in the Consolidated Statements of Earnings and Comprehensive Income.  Under IFRS this amount has been reclassified to finance costs.

Short-term borrowings

Under previous GAAP, commercial paper for which capacity under our committed credit facility was reserved, was classified as a non-current obligation. Under IFRS, this liability does not meet the definition of a non-current obligation and therefore has been reclassified from long-term debt to short-term borrowings.

Gains/losses on risk management

Under previous GAAP, gains and losses from crude oil and natural gas commodity price risk management activities were recorded in gross revenues.  Under IFRS, these activities do not meet the definition of revenue and therefore have been reclassified to (gain) loss on risk management in the Consolidated Statements of Earnings and Comprehensive Income.

Assets and Liabilities Classified as Held for Sale

Under previous GAAP, assets held for sale and liabilities related to assets held for sale were included as part of non-current assets and liabilities. Under IFRS, non-current assets that meet the definition of held for sale are required to be classified as current.

Cenovus Energy Inc.	41	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Deferred Income Tax

A net deferred income tax asset has arisen related to the U.S. foreign operations, due to the adjustments noted above.  Consistent with previous GAAP, a deferred income tax asset may not be offset against a deferred income tax liability in a different tax jurisdiction.

L)    Earnings Per Share

Basic earnings per share

Basic earnings per share under IFRS was impacted by the IFRS earnings adjustments discussed above.

Diluted earnings per share

Under previous GAAP, Cenovus’s TSARs, which may be cash or equity settled at the option of the holder, had no dilutive effect on diluted earnings per share because cash settlement was assumed. Under IFRS, the more dilutive of cash settlement and share settlement is required to be used in calculating diluted earnings per share. The following tables identify the difference between previous GAAP and IFRS:

For the three months ended June 30, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	172	751.7	$0.23	183	751.7	$0.24
Dilutive effect of exercised Cenovus TSARs	-	0.1		-	0.1
Dilutive effect of outstanding Cenovus TSARs	-	-		-	2.0
Net earnings per share - diluted	172	751.8	$0.23	183	753.8	$0.24

For the six months ended June 30, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	697	751.6	$0.93	708	751.6	$0.94
Dilutive effect of exercised Cenovus TSARs	-	0.2		-	0.2
Dilutive effect of outstanding Cenovus TSARs	-	-		-	1.2
Net earnings per share - diluted	697	751.8	$0.93	708	753.0	$0.94

For the year ended December 31, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	993	751.9	$1.32	1,081	751.9	$1.44
Dilutive effect of exercised Cenovus TSARs	-	0.8		-	0.8
Dilutive effect of outstanding Cenovus TSARs	-	-		-	1.3
Net earnings per share - diluted	993	752.7	$1.32	1,081	754.0	$1.43

Cenovus Energy Inc.	42	For the period ended June 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

M)   Debt to Capitalization Ratio

The transition to IFRS resulted in changes to the Company’s Debt to Capitalization ratio as follows:

	Previous GAAP		IFRS
	December 31, 2010	January 1, 2010	December 31, 2010	January 1, 2010

Long-Term Debt	3,432	3,656	3,432	3,656
Debt	3,432	3,656	3,432	3,656
Shareholders’ Equity	10,022	9,608	8,395	7,809
Total Capitalization	13,454	13,264	11,827	11,465
Debt to Capitalization ratio	26%	28%	29%	32%

Cenovus Energy Inc.	43	For the period ended June 30, 2011